SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C.  20549


                                   SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                               Pharmacopeia, Inc.
                                (Name of Issuer)


                         Common Stock, $0.0001 par value
                         (Title of Class of Securities)


                                    71713B104
                                  (CUSIP Number)








                             William J. Silbey, Esq.
                           Schering-Plough Corporation
                               One Giralda Farms
                             Madison, NJ  07940-1000
                                (201) 822-7000
           (Name, Address and Telephone Number of Person
                               Authorized
                    to Receive Notices and Communications)


                              December 21, 1995
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following:


_____

Check the following box if a fee is being paid with this
Statement:


______
                                  SCHEDULE 13D



 CUSIP No. 71713B104


 (1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Schering Corporation

 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                      (a)
                                                                    _____

                                                                      (b)
                                                                    _____

 (3)  SEC USE ONLY


 (4)  SOURCE OF FUNDS

           WC

 (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


_____

 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION


           New Jersey

                        (7)  SOLE VOTING POWER
  NUMBER OF SHARES                  764,248
  BENEFICIALLY OWNED
  BY EACH REPORTING     (8)  SHARED VOTING POWER
  PERSON WITH                       None

                        (9)  SOLE DISPOSITIVE POWER
                                    764,248

                       (10)  SHARED DISPOSITIVE POWER
                                    None

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           764,248

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
SHARES*

_____

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
           7.0%

(14)  TYPE OF REPORTING PERSON*
           CO

                            * SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 1 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on December 22, 1995 by Schering Corporation (the "Schedule 13D"). This Amendment No.
1 is filed with respect to the shares of common stock, par value $0.0001 per share (the "Common Stock") of Pharmacopeia, Inc., a Delaware corporation (the "Issuer"). The following amendments to Items 3 and 5(a) of the Schedule 13D are hereby made.


Item 3.  Source and Amount of Funds or Other Consideration.

     Item 3 of the Schedule 13D is hereby amended in its entirety to read as follows:

     "The aggregate amount of funds required for the purchase of 764,248 shares of the Issuer's Common Stock was $20 million. The
Reporting Person obtained such funds from working capital."


Item 5.  Interest in Securities of the Issuer.

     Item 5(a) of the Schedule 13D is hereby amended in its entirety to read as follows:

     "(a) According to the Issuer's Quarterly Report on From 10-Q for the period ended September 30, 1996, 10,976,462 shares of Common Stock were issued and outstanding as of October 31, 1996. The Reporting Person is the beneficial owner of 764,248 shares of Common Stock, representing 7.0% of the outstanding shares of Common Stock."

                          SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: January 2, 1996


                               SCHERING CORPORATION

                               By: /s/ William J. Silbey
                                   William J. Silbey
                                   Secretary




25711-1/25714-1 (Edgar)